CESP Companhia Energética de São Paulo

São Paulo, January 20, 2003 CT/FFM/103/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

03003354

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are sending you a free translated copy of the Abstract of the Minutes of the Extraordinary General Shareholders´ Meeting of CESP – Companhia Energética de São Paulo, held on December 20, 2003, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on 01.21.2003.

Yours truly,

p/ Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

dlw 1/29

Companhia Energética de São Paulo

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING
(free translation)

DATE AND TIME: December 20, 2002, 10:00 a.m. **PLACE**: CESP´s Head Office at Alameda Ministro Rocha Azevedo, 25 – Esplanada Floor, São Paulo, SP. **CALL NOTICE**: Notice published on December 5, 6 and 7 in the newspaper "Diário Oficial do Estado" and on December 5, 6 and 9, 2002, in the newspaper "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over two-thirds of participation in the voting capital, according to signatures in the Shareholders´ Book of Attendance, Mr. Guilherme Augusto Cirne de Toledo, President and CEO, and the representative of the Audit Committee. **BOARD**: Chairman – Sílvio Aleixo. Secretary – Paulo Enéas Pimentel Braga. **AGENDA**: **a)** Amendment to the Corporate Bylaws in compliance with the Law 10,303/01, which introduced some changes in the Law 6,404/76, as well as adjustments in the wording of the following articles: 1, 2, 3, 4, 5, 7, 9, 10, 11, 13, 17, 18, 19, 21, 22, 23, 24, 25, 26, 27, 32, 35, 36, 37, 39, 40, 41 and 42; exclusion of articles 28, 29, 30, 31, 38 and 43; and the inclusion of article 38 with a new wording. **b)** Other matters of corporate interest. **CLARIFICATIONS**: **a)** The matters were duly considered by the State Capital Defense Council – CODEC, through Opinion No. 121/2002 of 12/20/2002; **b)** The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. 6,404/76. **DELIBERATIONS**: **a) Amendment to the Corporate Bylaws in compliance with the Law 10,303/01, which introduced some changes in the Law 6,404/76, as well as adjustments in the wording of the following articles: 1, 2, 3, 4, 5, 7, 9, 10, 11, 13, 17, 18, 19, 21, 22, 23, 24, 25, 26, 27, 32, 35, 36, 37, 39, 40, 41 and 42; exclusion of articles 28, 29, 30, 31, 38 and 43. Due to the changes, the articles were renumbered and a new worded article 38 was included.** Taking the floor, the representative of the State of São Paulo Treasury Secretariat, Mrs. Cláudia Polto da Cunha, informed that the Company made a proposal for the inclusion of a new subsection III in Article 5, aiming at granting an additional advantage for the holders of preferred shares, issued by CESP, in view of the Federal Law Nº 10,303/2001 that altered Article 17 of the Federal Law Nº 6,404/76, but such a proposal was not approved taking into consideration the deliberation of the State Privatization Program dated 12.17.2002. She also informed that article 25 shall remain unchanged. To proper adequate the text order, the new worded Article 27 shall be included just after Article 22. This way, it shall become the new Article 23, being the other articles, after the exclusion of articles 28 to 31, 38 and 43, renumbered. Put the matter to vote, the amendment to the following articles of the Corporate Bylaws resulted **unaninously approved**: **Alteration of the wording of the Heading of Chapter I:** Name, Head Office, Object and Corporate Duration. **New wording of the *caput* of Article 1:** CESP Companhia Energética de São Paulo, a joint stock Company with authorized capital, shall be governed by these Bylaws and applicable law. **Alteration of the wording of the *caput* of Article 2 and subsections V and VII**: The Corporate objects are:

V) the study, preparation and implementation of plans and programs of economic development in regions of interest of the Company, whether directly or in cooperation with other state or private entities, as well as the supply of information and assistance to support private or state initiative for the implementation of economic, cultural and social welfare work activities in such regions for the accomplishment of its social role for the benefit of the community; VII) the research, mining, exploitation and utilization of mineral resources, mainly those related to energy; and. **New wording of Article 3:** The Company, with an indeterminate duration, having its head office and court jurisdiction in the Capital City of the State of São Paulo, may open and close branches, agencies, offices or representative offices in any place of the national territory, at the discretion of the Executive Committee and abroad based on a proposal of the Executive Committee and deliberation of the Board of Directors. **Alteration of the wording of Paragraphs 2 to 7 of Article 4:** Paragraph 2) The Company upon resolution of the Board of Directors independently of the amendment to CESP Corporate Bylaws, is authorized to increase the capital stock up to the limit referred to in the *caput* of this article, by issuing shares corresponding to each type and respecting the ratio of the existing shares. Paragraph 3) When issuing shares up to the limit of the authorized capital, the following shall be set: a) quantity, type and class of shares; b) price of issue; and c) other conditions of subscription and payment in full of shares subject to the provisions of Law No. 6,404 of 12/15/76 and its amendments. Paragraph 4) The provisions of Paragraph 2 of this article do not apply in the event of increase in capital upon payment in full of properties, which shall depend on the approval of the General Shareholders' Meeting, according to the provisions of Law No. 6,404 of 12/15/76 and its amendments. Paragraph 5) The Company may also issue subscription bonds up to limit of the authorized capital, through resolution of the Board of Directors. Paragraph 6) The Shareholders who fail to pay in full according to the subscription bulletin or call notice, shall be held in arrears and shall be under the payment of delay interest of 1% (one percent) per month, plus the monetary correction as from the first day of default plus the penalty fee of 10% (ten percent), calculated on the values in arrears and not paid in full, without prejudice to other relevant legal provisions. Paragraph 7) Upon resolution of the Board of Directors, the Company may acquire shares it issued in order to cancel or maintain them in its Treasury Department, may determine their resale or their placing again in the market, observing the legal rules and other relevant provisions, including those issued by CVM - Comissão de Valores Mobiliários (the Brazilian Securities Commission). **Alteration of the wording of subsections I, II and III of Article 5**: I) priority upon reimbursement of the capital stock, without right to premium, in the event of liquidation of the Company; II) priority non-cumulative dividend of 10% (ten percent) per annum calculated on the paid-in capital stock represented by the preferred shares, to be equally divided among them; III) right to appoint one Audit Committee member, and his respective alternate, chosen by the regular shareholders in a separate vote. **New wording of Article 7:** The Shareholders, subject to the legal provisions may convert common shares into preferred shares, or vice-versa, provided they shall have been paid. Conversions shall take place whenever determined by the Executive Committee, in periods not shorter than 15 (fifteen) consecutive days, subject to the following conditions: a) in order to use such a benefit, the shareholders should have enjoyed all such rights of their shares and submit their identification documents on the occasion of conversion; and. Sole Paragraph - the Company may authorize the depositary institution in charge of the records of the book shares, to charge the shareholder, observing the limits stated by the "Comissão de Valores Mobiliários - CVM" (Brazilian Securities Commission), for the cost of transfer service of the book shares ownership. **Alteration of the wording of the Heading of Chapter III**:

Corporate Bodies. **New wording of Article 9:** The bodies of the corporation are: I) the General Shareholders' Meeting; II) the Board of Directors; III) the Executive Committee; IV) the Audit Committee. **Alteration of the wording of items "b", "d" and "e" of Article 10**: b) examine, discuss and vote the financial statements, together with the opinion of the Audit Committee and of the Independent Accountants; d) elect, whenever necessary, the members of the Board of Directors; and e) elect both the regular members of the Audit Committee and their alternates. **Alteration of the wording of the Sole Paragraph of Article 11**: Sole Paragraph - Within the limit of the authorized capital, the General Shareholders' Meeting may approve the right to buy shares, according to Law No. 6,404 of 12/15/76 and its amendments. **Alteration of the wording of the *caput* and of Paragraphs 1 and 3 of Article 13:** The Board of Directors shall be made up of 16 (sixteen) members, all of them to be shareholders elected by the General Shareholders' Meeting, subject to the legislation in effect. Paragraph 1) The Board of Directors shall be made up of one Chairman and one Vice-Chairman elected by it. Paragraph 3) The Board of Directors members, in the beginning and end of their terms of office, shall necessarily submit a statement of their properties, according to the legislation in effect. **Alteration of the wording of Article 17**: It is up to the Board of Directors: I) to lay down the general guidelines of the corporate business; II) to elect and dismiss the corporate Executive Committee, laying down the duties of its members; III) to inspect the management of the Executive Committee, to examine, at any time, the corporate books and papers, to request information on agreements entered into or to be entered into, and perform any such other acts as may be required for the exercise of its function; IV) to call the General Shareholders' Meeting in such events as are contemplated under the law or whenever it proves to be appropriate; V) to give advice on the Management report and on the Executive Committee accounts; VI) to decide upon the Executive Committee recommendations as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, domestic or foreign raising of funds through the issue of Promissory Notes, Forward Energy Supply Certificates, the constitution of real burdens and rendering of guarantees on operations of interest of the corporation, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock, on the date of the operation; VII) to approve, on a proposal of the Executive Committee, the annual and pluriannual economic and financial plans and budgets as well as those of construction; VIII) to appoint and dismiss independent public accountants of the Company; IX) to decide upon such matters as may be submitted by the Executive Committee or to be submitted to the General Shareholders´ Meeting; X) to submit to the General Shareholders' Meeting proposals to amend the corporate bylaws and to increase the capital beyond the authorized limit; XI) to deliberate upon the capital increase, issue, purchase and cancellation of shares and subscription bonds, in compliance with Article 4 of these Bylaws, and its paragraphs; XII) to distribute intermediate dividends in compliance with paragraph 3 of Article 31 of these Bylaws; XIII) to solve problems not contemplated in these Bylaws and perform the duties that the law, or these Bylaws, does not assign to another area of the Company; and XIV) to invest a director with the duty of investor relations, whose position shall be concomitantly performed with his own executive tasks, being up to him to give information to investors, to CVM – Brazilian Securities Commission and to the Stock Exchanges where the Company negotiates its securities, in compliance with the applicable law. **Alteration of the wording of the *caput* of Article 18**: The Board of Directors shall meet whenever called by the Chairman or upon request of the majority of its members. **Alteration of the wording of the *caput* of Article 19:** The Executive Committee shall be made up of up to 6 (six) members, being 1 (one) President and Chief Executive Officer and 5

(five) Directors, all elected by the Board of Directors with the attributions established by the latter. **New wording of Article 21:** The members of the Executive Committee shall be inaugurated in their respective offices by signing a statement of inauguration drawn up in the book of minutes of the Executive Committee meetings, and each member shall, prior to taking office, submit in writing, both in the beginning and end of the term of office, a statement of his properties, in compliance with the legislation in force. **New wording of Article 22**: In the event of a vacancy in the Executive Committee, for any reason whatsoever, except for that of the President and Chief Executive Officer of the Company, a substitute shall be appointed by the CEO "ad referendum" of the Board of Directors. The substitute shall perform his duties over the remaining period of office. **Alteration of the wording of subsections I, II and V of Article 23:** I) to perform all such acts as may be necessary for the regular operation of the Company; II) to approve the internal regulations and the norms of the Company; V) to recommend to the Board of Directors the acquisition, alienation or encumbrance of movables or real properties belonging to the Corporate assets, domestic or foreign raising of funds through the issue of Promissory Notes, Forward Supply Energy Certificates, the constitution of real burdens and the rendering of guarantees to operations of Corporate interest, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock on the date of the operation; and. **New wording of Article 24**: The Executive Committee shall meet whenever called by the President and Chief Executive Officer of the Company, or by the majority of its members. Paragraph 1) The Executive Committee decisions shall be made by the majority of votes of those members present, and the President and Chief Executive Officer of the Company has, in addition to his own vote, the casting vote. Paragraph 2) It is up to the President and Chief Executive Officer, except for legal and statutory competencies, the judicial and extrajudicial representation of the Company. Paragraph 3) Documents involving financial liability of the Company or exempting third parties from liability, shall contain the signatures of (i) 2 (two) members of the Executive Committee, (ii) of 1 (one) member of the Executive Committee and of 1 (one) attorney in fact or (iii) of 2 (two) attorneys in fact having special powers, within the limits and conditions as set by the Executive Committee. Paragraph 4) The Executive Committee may also constitute one or more attorneys in fact with "ad judicia" powers, or for the special purpose of: endorsing checks for deposit into a checking account of the Company with a bank; issuing money orders, to the extent and under conditions as set by the Executive Committee; signing labor contracts, and receiving on behalf of the Company service of process, notices and summons. Legal representations shall be signed by 2 (two) members of the Executive Committee and shall specify the powers granted and, except for legal purposes, shall have a determined effectiveness. **New wording of Article 26**: It is up to the President and Chief Executive Officer of the Company: (i) to supervise all businesses and the general policy of the Company; (ii) to call and preside over the works of the Executive Committee; (iii) to grant leave to members of the Executive Committee and appoint their substitutes, under article 22; and (iv) to create and extinguish jobs or functions, and set their remuneration. **New wording of Article 27:** It is up to the Chief Financial Officer to substitute the President and Chief Executive Officer during his absences, temporary hindrances and/or leaves, and perform all the necessary duties of the Chief Executive Officer according to these Bylaws. **Alteration of the Heading of Section IV: Section IV – The Audit Committee. New wording of Article 32**: The Audit Committee, subject to the legal provisions, shall be made up of 5 (five) regular members and 5 (five) alternate members, for a term of office of 1 (one) year, elected by the Ordinary General Shareholders' Meeting, their reelection being allowed. Paragraph 1) The remuneration of the Audit Committee members

shall be set by the Ordinary General Shareholders' Meeting. Paragraph 2) The Audit Committee members, in the beginning and end of their terms of office, shall submit a statement of their properties observing the legislation in force. Paragraph 3) One of the members of the Audit Committee and his respective alternate shall be elected by the holders of the minority common shares, and another by the holders of preferred shares. **New wording of Article 35:** The fiscal year shall commence January 1 and end December 31 each year. Paragraph 1) The distribution of results ascertained each year shall be annually made, after the closing of the fiscal year. Paragraph 2) The accrued losses, provision for the income tax and other taxes levied on the financial results shall be deducted from the results of the fiscal year. Paragraph 3) The Board of Directors may approve the distribution of intermediate dividends, as accrued profits or reserve of profits stated in the last balance sheets, or as profit ascertained in the half-year statement or in shorter periods ascertained by the Company, in compliance with subsection XII of Article 17 of these Bylaws and legal practices in effect. **New wording of Article 36:** The interest on investments paid with own capital, when computed shall be accounted as provided for in article 159 of Federal Decree No. 41,019 of February 26, 1957 and its amendments. **New wording of Article 37:** After the deductions mentioned in Paragraph 2 of Article 31, the profits of the fiscal year shall be distributed as follows: I) 5% (five percent) shall be applied, before any other distribution, for the constitution of legal reserve, up to the limit of 20% (twenty percent) of the capital stock; II) from the balance, an amount for the payment of dividends to the preferred shares, foreseen in Article 5, subsection II; III) from the balance, an amount for the payment of the annual dividend of up to 10% (ten percent) to the common shares, calculated on the paid-in capital stock represented by such shares, to be equally divided among them; IV) from the balance, up to 20% (twenty percent) may be destined according to approval of the General Shareholders´ Meeting, for reinvestment in the expansion of the activities contemplated in Article 2 of these Bylaws, up to the limit of 10% (ten percent) of the capital stock; V) the remaining balance shall be distributed according to the deliberation of the General Shareholders´ Meeting, being observed the withholdings established by the legislation, in that, in the event of the distribution of the remaining balance to the common and preferred shares, it shall be made under equal conditions. Sole paragraph - The payment of interest as remuneration of own capital may be deducted from the amount of dividends to be paid according to the legislation in force. **New wording of Article 39:** The Company shall be dissolved in such events as provided under the law, being up to the General Shareholders' Meeting to determine the manner of liquidation, appoint the liquidator and elect the Audit Committee to act during the liquidation period. **Alteration of the wording of the *caput* of Article 40:** The Company shall contribute to a fund of social assistance to its employees. **New wording of Article 41:** The Company shall be ruled by these Corporate Bylaws and, for all legal purposes and effects, shall observe and follow, in what it may be applicable to it, the provisions of the legislation of the State of São Paulo concerning the utilities under its share control. **New wording of Article 42**: The Company shall have one representative in the Board of Directors elected by its employees. **Inclusion of Article 38:** According to legal assumptions and article 45 of Law 6,404, of 12/15/76, the right of the shareholders who want to give up their shares after disagreeing with the General Shareholders´ Meeting decisions is assured. They shall be reimbursed according to the value of their shares, which value shall *be estimated according to the economic value of the Company to be determined by experts* or specialized companies which appointment shall be made by the Board of Directors "ad referendum" of the General Shareholders´ Meeting. The Corporate Bylaws shall be in effect with the following wording: **CHAPTER 1 - NAME, HEAD OFFICE, OBJECT, AND**

CORPORATE DURATION. ARTICLE 1 - CESP Companhia Energética de São Paulo, a joint stock Company with authorized capital, shall be governed by these Bylaws and applicable law. **ARTICLE 2** - The Corporate objects are: I) the study, planning, design, construction and operation of systems of production, transformation, transportation and storage, distribution and trade of energy, mainly the electric one, resulting from the exploration of rivers and other sources, especially the renewable ones; II) the study, planning, design, construction and operation of accumulation dams and other works intended for the multiple utilization of waters; III) participation in works whose purpose is the industry and trade of energy, particularly the electric one, as well as the rendering of services that are directly or indirectly related to such an object; IV) the study, design, implementation of plans and programs of research and development of new sources of energy, mainly the renewable ones, directly or in cooperation with other entities; V) the study, preparation and implementation of plans and programs of economic development in regions of interest of the Company, whether directly or in cooperation with other state or private entities, as well as the supply of information and assistance to support private or state initiative for the implementation of economic, cultural and social welfare work activities in such regions for the accomplishment of its social role for the benefit of the community; VI) the study, design, implementation of forestation and reforestation of trees, trade and industrialization of trees, timber and by-products resulting from such activities; VII) the research, mining, exploitation and utilization of mineral resources, mainly those related to energy; and VIII) the participation in other companies as partner, shareholder or quotaholder. **ARTICLE 3** - The Company, with an indeterminate duration, having its head office and court jurisdiction in the Capital City of the State of São Paulo, may open and close branches, agencies, offices or representative offices in any place of the national territory, at the discretion of the Executive Committee and abroad based on a proposal of the Executive Committee and deliberation of the Board of Directors. **CHAPTER II CAPITAL STOCK, SHARES AND SHAREHOLDERS. ARTICLE 4** - The authorized capital stock is represented by 101,653,774,620 (one hundred and one billion, six hundred and fifty-three million, seven hundred and seventy-four thousand, six hundred and twenty) shares, being 52,663,112,580 (fifty-two billion, six hundred and sixty-three million, one hundred and twelve thousand, five hundred and eighty) common shares and 48,990,662,040 (forty-eight billion, nine hundred and ninety million, six hundred and sixty-two thousand and forty) preferred shares, all of them no par value nominative book shares. **Paragraph 1)** The subscribed and paid-in capital stock is R$ 2,655,433,454.45 (two billion, six hundred and fifty-five million, four hundred and thirty-three thousand, four hundred and fifty-four reais and forty-five cents), divided into 93,698,261,790 (ninety-three billion, six hundred and ninety-eight million, two hundred and sixty-one thousand, seven hundred and ninety) shares, being 48,541,651,560 (forty-eight billion, five hundred and forty-one million, six hundred and fifty-one thousand, five hundred and sixty) common shares and 45,156,610,230 (forty-five billion, one hundred and fifty-six million, six hundred and ten thousand, two hundred and thirty) preferred shares, all of them no par value nominative book shares. **Paragraph 2)** The Company upon resolution of the Board of Directors independently of the amendment to CESP Corporate Bylaws, is authorized to increase the capital stock up to the limit referred to in the *caput* of this article, by issuing shares corresponding to each type and respecting the ratio of the existing shares. **Paragraph 3)** When issuing shares up to the limit of the authorized capital, the following shall be set: a) quantity, type and class of shares; b) price of issue; and c) other conditions of subscription and payment in full of shares subject to the provisions of Law No. 6,404 of 12/15/76 and its amendments. **Paragraph 4)** The provisions of paragraph 2 of this article do not apply in the event of increase in capital upon payment

with properties, which shall depend on the approval of the General Shareholders' Meeting, according to the provisions of Law No. 6,404 of 12/15/76 and its amendments. **Paragraph 5)** The Company may also issue subscription bonds up to limit of the authorized capital, upon approval of the Board of Directors. **Paragraph 6)** The Shareholder who fail to pay the shares he bought according to the subscription bulletin or call notice, shall be held in arrears and shall be subject to the payment of delay interest of 1% (one percent) per month plus the monetary correction as from the first day of default plus the penalty fee of 10% (ten percent), calculated on the values in arrears and not paid, without prejudice to other relevant legal provisions. **Paragraph 7)** Upon resolution of the Board of Directors, the Company may acquire shares it issued in order to cancel or maintain them in its Treasury Department, may determine their resale or their placing again in the market, observing the legal rules and other relevant provisions, including those issued by CVM - Comissão de Valores Mobiliários (the Brazilian Securities Commission). **ARTICLE 5** - The preferred shares shall have the following characteristics: I) priority upon reimbursement of the capital stock, without right to premium, in the event of liquidation of the Company; II) priority, non-cumulative dividend, of 10% (ten percent) per annum calculated on the paid-in capital stock represented by the preferred shares, to be equally divided among them; III) right to appoint one Audit Committee member, and his respective alternate, chosen by the regular shareholders in a separate vote; IV) right to participate in increases in capital as a result of monetary correction and capitalization of reserves and profits, in the same conditions as for the common shares, and; V) no voting right and unredeemable. **ARTICLE 6** - Each nominative common share shall be entitled to 1 (one) vote in the General Shareholders' Meetings. **ARTICLE 7** - The Shareholders, subject to the legal provisions may convert common shares into preferred shares, or vice-versa, provided they had been paid. Conversions shall take place whenever determined by the Executive Committee, in periods not shorter than 15 (fifteen) consecutive days, subject to the following conditions: a) in order to use such a benefit, the shareholders should have enjoyed all such rights of their shares and submit their identification documents on the occasion of conversion; and b) in each period for type conversion, the shareholder may ask for conversion of up to 3% (three percent) of the corporate capital stock, and the amount of requests so made may not exceed 5% (five percent) of the corporate capital stock. **Sole Paragraph** - the Company may authorize the depositary institution in charge of the records of the book shares, to charge the shareholder, observing the limits stated by the "Comissão de Valores Mobiliários - CVM" (Brazilian Securities Commission), for the cost of transfer service of the book shares ownership. **ARTICLE 8** - In the event of increase in the corporate capital stock, the shareholders are granted the right of preference for the subscription of the shares corresponding to the increase, in the proportion of the number of shares owned, subject to the provisions of article 171 of Law 6,404/76. **Sole Paragraph** - The provisions of this article do not apply to the events of increase in capital made in compliance with articles 3 and 4 of Decree-Law 1,497 of December 20, 1976, and article 6 of Law 4,364 of July 22, 1964, in the terms of article 2 of Law 5,875 of May 11, 1973, Article 18 of Law No. 4,156 of 11/28/62, according to the wording of Law No. 4,676 of 6/16/65, as well as in the events of capital increase up to the authorized limit, in accordance with what is foreseen in subsections I and II of Article 172 of Law No. 6,404 of 12/15/76. **CHAPTER III - CORPORATE BODIES. ARTICLE 9** - The bodies of the corporation are: I) the General Shareholders' Meeting; II) the Board of Directors; III) the Executive Committee; IV) the Audit Committee. **Section I - The General Shareholders' Meeting. ARTICLE 10** - The General Shareholders' Meeting shall meet regularly up to April 30 every year, under the law, in order to: a) examine the executive officers´ accounts relating to the preceding corporate fiscal

year; b) examine, discuss and vote the financial statements, together with the opinion of the Audit Committee and of the Independent Accountants; c) decide upon the application of the fiscal year's net profit and the distribution of the dividends; d) elect, whenever necessary, the members of the Board of Directors; e) elect both the regular members of the Audit Committee and their alternates; f) set the remuneration of the members of the Audit Committee, Board of Directors and Executive Committee. **ARTICLE 11** - The General Shareholders' Meeting shall meet especially whenever called by the Board of Directors, Audit Committee or the Shareholders, under the law. **Sole Paragraph** - Within the limit of the authorized capital, the General Shareholders' Meeting may approve the right to buy shares, according to Law No. 6,404 of 12/15/76 and its amendments. **ARTICLE 12** - The General Shareholders' Meetings shall be presided over by the Chairman of the Board of Directors or by his alternate, who shall choose the secretary. **Section II - The Board of Directors. ARTICLE 13** - The Board of Directors shall be made up of 16 (sixteen) members, all of them to be shareholders elected by the General Shareholders' Meeting, subject to the legislation in effect. **Paragraph 1)** The Board of Directors shall be made up of one Chairman and one Vice-Chairman elected by it. **Paragraph 2)** The remuneration and other benefits of the Board of Directors members shall be established by the General Shareholders' Meeting. **Paragraph 3)** The Board of Directors members, in the beginning and end of their terms of office, shall necessarily submit a statement of their properties, according to the legislation in effect. **ARTICLE 14** - The term of office of the Board of Directors members shall be of 3 (three) years, their reelection being allowed. **Sole Paragraph** - At the end of their terms of office, the Board of Directors members shall remain in office until the inauguration of their successors. **ARTICLE 15** - The Board of Directors members shall be inaugurated in their respective offices by signing an inauguration statement drawn up in the book of minutes of the Board of Directors. **ARTICLE 16** - In the event of a vacancy, for any reason whatsoever, in the Board of Directors, its Chairman may fill it "ad referendum" of the General Shareholders' Meeting, and the alternate shall perform the office for the remaining term of office. **Paragraph 1)** The Board of Directors Chairman shall, in his temporary absences, be substituted by the Vice-Chairman, or in the lack of the latter, by another Member named by him, and in case of no appointment, by choice of the other members of the Board of Directors. **Paragraph 2)** In the event of a vacant position of Chairman of the Board of Directors, it is up to the Vice-Chairman to fill it until the Board of Directors members elect the new regular Chairman, who shall perform the office over the remaining term of office. **ARTICLE 17** - It is up to the Board of Directors: I) to lay down the general guidelines of the corporate business; II) to elect and dismiss the corporate Executive Committee, laying down the duties of its members; III) to inspect the management of the Executive Committee, to examine, at any time, the corporate books and papers, to request information on agreements entered into or to be entered into, and perform any such other acts as may be required for the exercise of its function; IV) to call the General Shareholders' Meeting in such events as are contemplated under the law or whenever appropriate; V) to give advice on the Management report and on the Executive Committee accounts; VI) to decide upon the Executive Committee recommendations as to the acquisition, alienation or encumbrance of either movables or real properties belonging to the Corporate assets, domestic or foreign raising of funds through the issue of Promissory Notes, Forward Energy Supply Certificates, the constitution of real burdens and rendering of guarantees to operations of interest of the corporation, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock, on the date of the operation; VII) to approve, on a proposal of the Executive Committee, the annual and pluriannual economic and financial plans and budgets as well as

those of construction; VIII) to appoint and dismiss independent public accountants of the Company; IX) to decide upon such matters as may be submitted by the Executive Committee or to be submitted to the General Shareholders´ Meeting; X) to submit to the General Shareholders' Meeting proposals to amend the corporate bylaws and to increase the capital beyond the authorized limit; XI) to deliberate upon the capital increase, issue, purchase and cancellation of shares and subscription bonds, in compliance with Article 4 of these Bylaws, and its paragraphs; XII) to distribute intermediate dividends in compliance with paragraph 3 of Article 31 of these Bylaws; XIII) to solve problems not contemplated in these Bylaws and perform the duties that the law, or these Bylaws, does not assign to another area of the Company; and XIV) to invest a director with the duty of investor relations, whose position shall be concomitantly performed with his own executive tasks, being up to him to give information to investors, to CVM – Brazilian Securities Commission and to the Stock Exchanges where the Company negotiates its securities, in compliance with the applicable law. **ARTICLE 18** - The Board of Directors shall meet whenever called by the Chairman or upon request of the majority of its members. **Sole Paragraph** - The Board of Directors shall meet with the attendance of the majority of its members and shall decide upon by the vote of the majority of those present, and the Chairman being entitled, in addition to his own vote, to the casting vote. **Section III - The Executive Committee**. **ARTICLE 19** - The Executive Committee shall be made up of up to 6 (six) members, being 1 (one) President and Chief Executive Officer and 5 (five) Directors, all elected by the Board of Directors with the attributions established by the latter. **Sole Paragraph** - The remuneration and other benefits of the Executive Committee members shall be established by the General Shareholders' Meeting. **ARTICLE 20** - The terms of office of the Executive Committee members shall be of 3 (three) years, their reelection being permitted. **Sole Paragraph** - At the end of their terms of office, the Executive Committee members shall remain in their offices until the inauguration of their successors. **ARTICLE 21** - The members of the Executive Committee shall be inaugurated in their respective offices by signing a statement of inauguration drawn up in the book of minutes of the Executive Committee meetings, and each member shall, prior to taking office, submit in writing, both in the beginning and end of the term of office, a statement of his properties, in compliance with the legislation in force. **ARTICLE 22** - In the event of a vacancy in the Executive Committee, for any reason whatsoever, except for that of the President and Chief Executive Officer of the Company, a substitute shall be appointed by the CEO "ad referendum" of the Board of Directors. The substitute shall perform his duties over the remaining period of office. **ARTICLE 23** – It is up to the Chief Financial Officer to substitute the President and Chief Executive Officer during his absences, temporary hindrances and/or leaves, and perform all the necessary duties of the Chief Executive Officer according to these Bylaws. **ARTICLE 24** - It is up to the Executive Committee: I) to perform all such acts as may be necessary for the regular operation of the Company; II) to approve the internal regulations and the norms of the Company; III) to propose to the Board of Directors the fundamental Administration guidelines such as are to be evaluated by the Board of Directors; IV) to submit to the Board of Directors a proposal for increase in capital stock and amendments to the corporate bylaws; V) to recommend to the Board of Directors the acquisition, alienation or encumbrance of movables or real properties belonging to the Corporate assets, domestic or foreign raising of funds through the issue of Promissory Notes, Forward Supply Energy Certificates, the constitution of real burdens and the rendering of guarantees on operations of Corporate interest, whenever the operation is in excess of 2% (two percent) of the Corporate paid-in capital stock on the date of the operation; and VI) to submit to the Board of Directors the annual and pluriannual economic

financial plans and budgets and those of execution of construction projects. **ARTICLE 25** - The Executive Committee shall meet whenever called by the President and Chief Executive Officer of the Company, or by the majority of its members. **Paragraph 1)** The Executive Committee decisions shall be made by the majority of votes of those members present, and the President and Chief Executive Officer of the Company has, in addition to his own vote, the casting vote. **Paragraph 2)** It is up to the President and Chief Executive Officer, except for legal and statutory competencies, the judicial and extrajudicial representation of the Company. **Paragraph 3)** Documents involving financial liability of the Company or exempting third parties from liability, shall contain the signatures: of (i) 2 (two) members of the Executive Committee, (ii) of 1 (one) member of the Executive Committee and of 1 (one) attorney in fact or (iii) of 2 (two) attorneys in fact having special powers, within the limits and conditions as set by the Executive Committee. **Paragraph 4)** The Executive Committee may also constitute one or more attorneys in fact with "ad judicia" powers, or for the special purpose of: endorsing checks for deposit into a checking account of the Company with a bank; issuing money orders, to the extent and under conditions as set by the Executive Committee; signing labor contracts, and receiving on behalf of the Company service of process, notices and summons. Legal representations shall be signed by 2 (two) members of the Executive Committee and shall specify the powers granted and, except for legal purposes, shall have a determined effectiveness. **ARTICLE 26** - It is up to any member of the Executive Committee, besides his duties established by these bylaws, the attributions set by the Board of Directors. **ARTICLE 27** - It is up to the President and Chief Executive Officer of the Company: I) to supervise all businesses and the general policy of the Company; II) to call and preside over the works of the Executive Committee; III) to grant leave to members of the Executive Committee and appoint their substitutes, under article 22; and IV) to create and extinguish jobs or functions, and set their remuneration. **Section IV - The Audit Committee. ARTICLE 28** - The Audit Committee, subject to the legal provisions, shall be made up of 5 (five) regular members and 5 (five) alternate members, for a term of office of 1 (one) year, elected by the Ordinary General Shareholders' Meeting, their reelection being allowed. **Paragraph 1)** The remuneration of the Audit Committee members shall be set by the Ordinary General Shareholders' Meeting. **Paragraph 2)** The Audit Committee members, in the beginning and end of their terms of office, shall submit a statement of their properties observing the legislation in force. **Paragraph 3)** One of the members of the Audit Committee and his respective alternate shall be elected by the holders of the minority common shares, and another by the holders of preferred shares. **ARTICLE 29** - In the event of a vacancy or hindrance of a regular member, his respective alternate shall be called. **ARTICLE 30** - The Audit Committee duties are those established by the law and its operation shall be permanent. **CHAPTER IV. THE FISCAL YEAR. ARTICLE 31** - The fiscal year shall commence January 1 and end December 31 each year. **Paragraph 1)** The distribution of results ascertained each year shall be annually made, after the closing of the fiscal year. **Paragraph 2)** The accrued losses, provision for the income tax and other taxes levied on the financial results shall be deducted from the results of the fiscal year. **Paragraph 3)** The Board of Directors may approve the distribution of intermediate dividends, as accrued profits or reserve of profits stated in the last balance sheets, or as profit ascertained in the half-year statement or in shorter periods ascertained by the Company, in compliance with subsection XII of Article 17 of these Bylaws and legal practices in effect. **ARTICLE 32** - The interest on investments paid with own capital, when computed, shall be accounted as provided for in article 159 of Federal Decree No. 41,019 of February 26, 1957 and its amendments. **ARTICLE 33** - After the deductions mentioned in paragraph 2 of Article 31, the profits of the

fiscal year shall be distributed as follows: I) 5% (five percent) shall be applied, before any other distribution, for the constitution of legal reserve, up to the limit of 20% (twenty percent) of the capital stock; II) from the balance, an amount for the payment of dividends to the preferred shares, foreseen in Article 5, subsection II; III) from the balance, an amount for the payment of the annual dividend of up to 10% (ten percent) to the common shares, calculated on the paid-in capital stock represented by such shares, to be equally divided among them; IV) from the balance, up to 20% (twenty percent) may be destined according to approval of the General Shareholders´ Meeting, for reinvestment in the expansion of the activities contemplated in Article 2 of these Bylaws, up to the limit of 10% (ten percent) of the capital stock; V) the remaining balance shall be distributed according to the deliberation of the General Shareholders´ Meeting, being observed the withholdings established by the legislation, in that, in the event of the distribution of the remaining balance to the common and preferred shares, it shall be made under equal conditions. **Sole paragraph** - The payment of interest as remuneration of own capital may be deducted from the amount of dividends to be paid according to the legislation in force. **CHAPTER V. DISSOLUTION. ARTICLE 34** - The Company shall be dissolved in such events as provided under the law, being up to the General Shareholders' Meeting to determine the manner of liquidation, appoint the liquidator and elect the Audit Committee to act during the liquidation period. **CHAPTER VI. GENERAL PROVISIONS. ARTICLE 35** - The Company shall contribute to a fund of social assistance to its employees. **Sole Paragraph** - The application of the fund referred to in this article shall be under the responsibility of Fundação CESP (CESP Foundation). **ARTICLE 36** - The Company shall be ruled by these Corporate Bylaws and, for all legal purposes and effects, shall observe and follow, in what it may be applicable to it, the provisions of the legislation of the State of São Paulo concerning the utilities under its share control. **ARTICLE 37** - The Company shall have in the Board of Directors one representative elected by the employees. **ARTICLE 38** – According to legal assumptions and article 45 of Law 6,404, of 12/15/76, the right of the shareholders who want to give up their shares after disagreeing with the General Shareholders´ Meeting decisions is assured. They shall be reimbursed according to the value of their shares, which value shall be estimated according to the economic value of the Company to be determined by experts or specialized companies which appointment shall be made by the Board of Directors “ad referendum” of the General Shareholders´ Meeting. **b) Other matters of corporate interest.** Mr. Fernando Maida Dall´Acqua, Brazilian, married, agronomist, Identity Card (RG) Nº 4,146,438-2-SSP/SP and Taxpayer Card (CPF) No. 655,722,978-87, resident and domiciled at Rua Carlos Queiroz Telles, Nº 81, ap. 131, São Paulo, SP, was elected as a member of the Board of Directors of CESP. The elected Councilmenber shall hold the office until the General Shareholders´ Meeting of 2005 and his taking over shall meet the requirements, hindrances and procedures foreseen in the Corporate Law and further legal provisions, especially those concerning the statement of properties. As to his remuneration, it shall be established in accordance with CODEC – State Capital Defense Council guidelines. Offered the floor, the representative of the São Paulo State Treasury Secretariat recommended no economic and financial matter be discussed, suggesting the Company to follow the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Sílvio Aleixo, Chairman; Paulo Enéas Pimentel Braga, Secretary; Cláudia Polto da Cunha, for Fazenda do Estado de São Paulo; Paulo Roberto Penachio, for Banco Nossa Caixa S.A.;

Eduardo Yoshimara Kenshima, for Companhia do Metropolitano de São Paulo – METRÔ; José Francisco Grecco, for Departamento de Águas e Energia Elétrica – DAEE; Antonia Lopes da Silva and Emanuel Gonçalves Dutra, for Banco do Estado de São Paulo S.A. – BANESPA; José Roberto Pinheiro Franco, for Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Raimundo Francisco Alencar de Melo, for the Audit Committee.

São Paulo, December 20, 2002.

(s)Sílvio Aleixo	(s) Paulo Enéas Pimentel Braga
Acting Chairman	Secretary